EXHIBIT 99.1

PUBLIC NOTICE FOR CONVOCATION OF THE 36th ANNUAL GENERAL MEETING OF SHAREHOLDERS of POSCO (the "Company")


We would like to inform that the 36th Annual General Meeting of Shareholders will be held as follows pursuant to Article 20 of the Articles of Incorporation and all shareholders are cordially invited to attend the Annual General Meeting of Shareholders.


1. Date and Time: 9 a.m. on March 12 (Friday), 2004

2. Place: Art Hall of POSCO Center (4 F/L, West Wing) located at 892 Daechi 4-dong, Gangnam-gu, Seoul, Korea

3. Agenda

   a) Agenda to be reported: 1) statutory auditor's report,
                             2) business report
                             3) report on cancellations of shares by profits

   b) Agenda to be proposed for resolution

Agendum 1 : Approval of Balance Sheet, Income Statement and The Statement of appropriation of Retained Earnings for the 36h Fiscal Year (from January 1 to December 31) :


Agendum 2 : Amendments to the Articles of Incorporation

2-1: Introduction of Cumulative Voting System
2-2: Improvement of Corporate Governance and Others
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Agendum 3 : Election of Directors
3-1: Election of Outside Directors
3-2: Election of Outside Directors as Audit Committee Members
3-3: Election of Standing Directors

  < Candidate for Outside Directors >

---------------------------------------------------------------------------------------------------------
                  Date of Birth                     Transaction with        Relationship
  Name          -----------------   Major           POSCO for the            with major
                   Recommender      Experience      latest 3 years          shareholders       Tenure
---------------------------------------------------------------------------------------------------------
Park,             Jan. 29, 1941     Chairman,
Young-Ju        -----------------   Eagon
                     Director       Industrial           None                   None           2 years
                   Candidate &      Co., Ltd
                 Recommendation
                   Committee
---------------------------------------------------------------------------------------------------------
Jun,               May 7, 1949      Vice
Kwang-Woo       -----------------   Chairman,
                    Director        Woori                None                   None           3 years
                  Candidate &       Financial
                 Recommendation     Group
                   Committee
---------------------------------------------------------------------------------------------------------
Park,             Mar. 26, 1956     Executive
Won-Soon        -----------------   Director,
                     Director       The
                   Candidate &      Beautiful            NONE                   None           3 years
                 Recommendation     Foundation
                    Committee
---------------------------------------------------------------------------------------------------------
Samuel F.         Mar. 9, 1934      Outside         Granted Stock Option
Chevalier       -----------------   Director,       Right by                                    2 years
                     Director       POSCO           2,305 in 2001               None
                    Candidate &
                  Recommendation
                    Committee
----------------------------------------------------------------------------------------------------------

  < Candidate for Outside Directors as Audit Committee Members >

------------------------------------------------------------------------------------------------------------
                                                           Transaction with
                   Date of Birth                            the Company for     Relationship
   Name         -------------------    Major                 the latest 3       with major
                    Recommender        Experience                years          shareholders       Tenure
------------------------------------------------------------------------------------------------------------
Jeffrey D.         Jun. 7, 1952        Honorary
Jones           -------------------    Chairman,
                     Director          American Chamber           None              None            3 years
                   Candidate &         of Commerce in
                  Recommendation       Korea
                    Committee
-------------------------------------------------------------------------------------------------------------
Suh,               Jan. 3, 1955        Dean
Yoon-Suk        -------------------    of Division of
                     Director          Business                   None              None            2 years
                    Candidate &        Administration
                  Recommendation       at the
                    Committee          Ewha Womans
                                       University
-------------------------------------------------------------------------------------------------------------

  < Candidate for Standing Directors >

--------------------------------------------------------------------------------------------------------------
                    Date of Birth                         Transaction with        Relationship
     Name        -------------------     Major            the Company for         with major
                     Recommender         Experience       the latest 3 years      shareholders       Tenure
--------------------------------------------------------------------------------------------------------------
Lee,                Mar. 15, 1946        Chairman &       Granted Stock Option
Ku-Taek          -------------------     CEO,             Right by                 Director          3 years
                      Board of           POSCO            46,106 in 2001
                     Directors
--------------------------------------------------------------------------------------------------------------
Kang,               Dec. 5, 1942         President,       Granted Stock Option
Chang-Oh         -------------------     POSCO            Right by
                      Board of                            18,443 in 2001           None              2 years
                     Directors                            and 4,900 in 2003
--------------------------------------------------------------------------------------------------------------
Ryoo,               Jul. 24, 1947        Executive Vice   Granted Stock Option
Kyeong-Ryul      -------------------     President,       Right by                 None              2 years
                      Board of           POSCO            9,221 in 2001
                     Directors                            and 4,900 in 2003
--------------------------------------------------------------------------------------------------------------
Yoon, Seok-Man     Jul. 17, 1948         Executive Vice   Granted Stock Option
                 -------------------     President,       Right by 11,407 in       None              3 years
                 Board of Directors      POSCO            2002
--------------------------------------------------------------------------------------------------------------
Chung,             Feb. 3, 1948          Senior Vice      Granted Stock Option
Jun-Yang         -------------------     President,       Right by 9,506 in        None              3 years
                 Board of Directors      POSCO            2002
--------------------------------------------------------------------------------------------------------------

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Agendum 4 : Approval for the Ceiling Amount of total remuneration of the
            Directors for the 2004 fiscal year


4.   Reference Matters Relating to Management

     Pursuant to the Article 191-10 of Securities and Exchange Act, reference matters relating to the management of the corporation will be available at offices of the Company , Financial Supervisory Commission, Korea Stock Exchange and Kookmin Bank which is a transfer agent of the Company.

     * Pursuant to the Article 24 of the Articles of Incorporation, it is required for shareholders to bring a certificate of residence (or in case of foreigners, a certificate of investment registration) to identify shareholders.